Exhibit 99.1

PRIMECH HOLDINGS LTD. PROVIDES UPDATE ON LEGAL PROCEEDINGS

SINGAPORE, September 24, 2026 — Primech Holdings Ltd. (Nasdaq: PMEC) (“Primech” or the “Company”), a leading technology-driven facility services provider serving public and private sectors across Singapore, today provided an update regarding certain legal proceedings involving the Company and its subsidiary, Primech AI Pte. Ltd. (“Primech AI”).

On August 7, 2026, Primech and Primech AI commenced proceedings in the General Division of the High Court of the Republic of Singapore against Zhang Youwei (“Mr. Zhang”), the former Chief Technology Officer of Primech AI, who was employed by Primech from May 2024 to March 2026 and by Primech AI thereafter. The claims arise from matters relating to the development of the HYTRON autonomous cleaning robot by Primech AI, and allege, among other things, that Mr. Zhang (i) failed to meet certain contractual development milestones and deliverables, (ii) made misrepresentations regarding the achievement of those milestones and the provision of source code and related technical materials, and (iii) breached certain contractual and intellectual property obligations owed to Primech and/or Primech AI and (iv) conspired by unlawful means with another employee engaged on the HYTRON project to cause loss to Primech and/or Primech AI. Primech and Primech AI are seeking, among other relief, a declaration that 292,036 Primech shares registered in Mr. Zhang’s name are held on trust for Primech and an order that those shares be transferred to Primech, together with damages to be assessed for misrepresentation, breach of contract, and conspiracy, interest, and costs.

On September 15, 2026, Mr. Zhang filed a defence and counterclaim in the same proceedings, in which he denies the claims. The counterclaim is brought against Primech, Primech AI, and, in his personal capacity, the Company’s Chairman and Chief Executive Officer, Mr. Kin Wai Ho (“Mr. Ho”), and alleges, among other things, that (i) Primech and/or Primech AI failed to pay Mr. Zhang a completion bonus of RMB 6.0 million (approximately US$896,000) under his employment contract, on the basis that a financing previously announced by the Company satisfied, or was structured or applied so as to avoid satisfying, the conditions for payment of that bonus or, alternatively, that a condition relating to the commercial deployment of the HYTRON robot was, or would otherwise have been, satisfied; (ii) his employment was wrongfully terminated by Primech AI, in respect of which he claims SGD 39,600 (approximately US$31,000) as payment in lieu of notice; (iii) Primech and Primech AI breached an implied duty of mutual trust and confidence owed to him as his initial and subsequent employers, including in relation to the funding, staffing and management of Primech AI (including a demand for repayment of a shareholder’s loan) and the process leading to his suspension and termination; and (iv) Primech, Primech AI and Mr. Ho conspired to cause him loss, and Mr. Ho induced the alleged breaches of contract.

The defence and counterclaim also raises allegations concerning the ownership and use of certain intellectual property said to pre-date his employment. Mr. Zhang seeks the completion bonus, damages to be assessed, interest and costs against Primech, Primech AI and Mr. Ho, and the payment in lieu of notice against Primech AI.

The Company and Primech AI deny the counterclaim and emphasize that the foregoing descriptions are summaries of the parties’ pleadings only and do not constitute admissions of fact or liability by any party.

The legal proceedings are at an early stage and remain pending before the Singapore courts. The Company believes its claims against Mr. Zhang are meritorious and intends to pursue them vigorously. The Company further believes that Mr. Zhang’s counterclaim is without merit and likewise intends to defend against it vigorously. The Company is unable at this stage to predict the outcome or timing of these proceedings, or their ultimate impact, if any, on the Company’s business, financial condition, or results of operations.

About Primech Holdings Ltd.

Primech Holdings Ltd. (Nasdaq: PMEC) is a Singapore-headquartered, technology-driven facilities services and AI robotics group with operations in Singapore and Hong Kong. Through its subsidiaries, the Group provides cleaning, facilities maintenance, stewarding, waste management and pest control services to public and private sector clients.

Through its subsidiary Primech AI, the Group develops HYTRON, an autonomous restroom-cleaning robot that combines AI perception with robotic manipulation. The Group also operates HomeHelpy, a digital home-services booking platform serving the consumer market.

Primech Holdings was incorporated in 2020 and listed on the Nasdaq Capital Market in October 2023. For more information, visit investor.primechholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about the Company’s beliefs regarding the merits of the claims and the counterclaim, its intention to pursue the claims and to defend the counterclaim, and the possible outcome, timing, costs and impact of the legal proceedings described in this announcement. Litigation is inherently uncertain, and the outcome of the proceedings, any relief that may be granted and the associated costs cannot be predicted with certainty. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure that such expectations will be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026, filed with the SEC on July 29, 2026, and its other filings with the SEC.

Investor Relations

Primech Holdings Ltd.

ir@primechholdings.com

www.primechholdings.com